UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Synthorx, Inc.

(Name of Subject Company (Issuer))

THUNDER ACQUISITION CORP.

AVENTIS INC.

SANOFI

(Names of Filing Persons — Offerors)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

87167A103

(Cusip Number of Class of Securities)

Karen Linehan

Executive Vice President Legal Affairs and General Counsel

Sanofi

54, Rue La Boétie, 75008

Paris, France

Telephone: 011 + 33 1 53 77 40 00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Michael J. Aiello, Esq.

Amanda Fenster, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$ 2,599,172,092	$ 337,373
*

Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of Synthorx, Inc. (the “Company”), at a purchase price of $68.00 per share, net to the seller in cash, without any interest thereon and net of any applicable withholding taxes. Such shares consist of, as of 5:00 p.m., Eastern Time, on December 18, 2019 (the most recent practicable date): (i) 32,442,647 shares of common stock of the Company (“Company Common Stock”) that were issued and outstanding; (ii) 4,627,479 options, representing the right to purchase (subject to the terms thereof) an aggregate of 4,627,479 shares of Company Common Stock, (iii) restricted stock units with respect to an aggregate of 239,471 shares of Company Common Stock and (iv) 913,522 shares of Company Common Stock available for purchase in connection with the Company’s 2018 Employee Stock Purchase Plan.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2020, effective October 1, 2019, by multiplying the transaction value by 0.00012980.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $337,373	Filing Party: Sanofi, Aventis Inc. and Thunder Acquisition Corp.
Form or Registration No.: Schedule TO-T (File No. 005-90741)	Date Filed: December 23, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by (i) Thunder Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of Sanofi, a French société anonyme (“Parent”), (ii) Parent, and (iii) Aventis Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent and direct parent of Purchaser (“Aventis”) on December 23, 2019 (together with any amendments or supplements thereto, including this amendment, the “Schedule TO”), relating to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value, $0.001 per share (the “Shares”), of Synthorx, Inc., a Delaware corporation (the “Company”), at a purchase price of $68.00 per Share (the “Offer Price”) net to the seller in cash, without any interest thereon and net of any applicable withholding taxes, on the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO and is supplemented by the information specifically provided in this Amendment, except as otherwise set forth below. This Amendment should be read together with the Schedule TO.

Items 1 through 9 and Item 11.

Offer to Purchase Cover Page

1. The third paragraph of the cover page of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:

“Under no circumstances will interest be paid on the purchase price for the Shares accepted for payment in the Offer, regardless of any extension of the Offer or any delay in making payment for the Shares.”

Summary Term Sheet

2. In the Section entitled “Summary Term Sheet”, the second sentence in the paragraph following the question “Do you have the financial resources to pay for all of the Shares that Purchaser is offering to purchase pursuant to the Offer?” is hereby deleted in its entirety and replaced with the following:

“We estimate that we will need approximately $2.6 billion to purchase all of the Shares we are seeking to purchase pursuant to the Offer and to complete the Merger.”

Introduction

3. The second to last sentence of the second paragraph in the “Introduction” to the Offer to Purchase is hereby deleted in its entirety and replaced with the following:

“Under no circumstances will interest be paid on the purchase price for the Shares accepted for payment in the Offer, regardless of any extension of the Offer or any delay in making payment for the Shares.”

Acceptance for Payment and Payment for Shares

4. The last sentence of the second to last paragraph of Section 2 “Acceptance for Payment and Payment for Shares” is hereby deleted in its entirety and replaced with the following:

“Under no circumstances will we pay interest on the Offer Price for Shares accepted for payment in the Offer, regardless of any extension of the Offer or any delay in making such payment.”

5. The final paragraph of Section 2 “Acceptance for Payment and Payment for Shares” is hereby deleted in its entirety and replaced with the following:

“If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates representing unpurchased shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.”

Procedures for Accepting the Offer and Tendering Shares

6. The first sentence of the subparagraph “Determination of Validity” in Section 3 “Procedures for Accepting the Offer and Tendering Shares” is hereby deleted in its entirety and replaced with the following:

“All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination shall be final and binding on all parties to the fullest extent permitted by law, subject to the rights of holders of Shares to challenge such determination with respect to their Shares in a court of competent jurisdiction.”

7. The above-referenced paragraph is further amended to delete the final sentence thereof in its entirety and replace it with the following:

“Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding, subject to applicable law as applied by a court of competent jurisdiction, the terms of the Merger Agreement and the rights of holders of Shares to challenge such interpretation with respect to their Shares in a court of competent jurisdiction.”

8. The first sentence of the final paragraph of Section 4 “Withdrawal Rights” is hereby deleted in its entirety and replaced with the following:

“Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and such determination will be final and binding to the fullest extent permitted by law, subject to the rights of holders of Shares to challenge such determination with respect to their Shares in a court of competent jurisdiction.”

Certain Information Concerning Parent, Purchaser and Certain Related Persons

9. In Section 8 “Certain Information Concerning Parent, Purchaser and Certain Related Persons”, the sixth paragraph (beginning with “During the last five years”), and the two subsequent paragraphs are hereby deleted in their entirety and replaced with the following:

“During the last five years, none of Purchaser, Aventis or Parent or, to the best knowledge and belief of Purchaser, Aventis and Parent after due inquiry, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

As of December 20, 2019, Parent neither directly nor indirectly beneficially owns any Shares.

Except as set forth in Schedule I to, or elsewhere in, this Offer to Purchase: (i) none of Purchaser, Aventis, Parent, or, to the best knowledge and belief of Purchaser, Aventis and Parent after due inquiry, the persons listed in Schedule I to this Offer to Purchase beneficially owns or has a right to acquire any Shares or any other equity securities of the Company; (ii) none of Purchaser, Aventis, Parent or, to the best knowledge and belief of Purchaser, Aventis and Parent after due inquiry, any of the other persons listed in Schedule I to this Offer to Purchase has effected any transaction with respect to the Shares or any other equity securities of the Company during the past 60 days; (iii) none of Purchaser, Aventis, Parent or, to the best knowledge and belief of Purchaser, Aventis and Parent after due inquiry, the persons listed in Schedule I to this Offer to Purchase has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between any of Purchaser, Parent, their subsidiaries or, to the best knowledge and belief of Purchaser, Aventis and Parent after due inquiry, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (v) during the two years before the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between Purchaser, Parent, their subsidiaries or, to the best knowledge and belief of Purchaser, Aventis and Parent after due inquiry, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.”

Source and Amount of Funds

10. The first paragraph under Section 9 “Source and Amount of Funds” is hereby deleted in its entirety and replaced with the following:

“We estimate that we will need approximately $2.6 billion to purchase all of the Shares we are seeking to purchase pursuant to the Offer and to complete the Merger. Parent will provide us with sufficient funds to purchase all Shares validly tendered (and not properly withdrawn) in the Offer and to provide funding for the Merger. Parent expects to fund the Offer and the Merger using cash on hand. We have no specific alternative financing arrangements or alternative financing plans in connection with the Offer or the Merger.”

The Merger Agreement, Other Agreements

11. The first two sentences of the second paragraph under the subheading “The Merger Agreement” of Section 11 “The Merger Agreement; Other Agreements” are hereby deleted in their entirety and replaced with the following:

“The summary description has been included in this Offer to Purchase to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any rights or obligations of the parties under the Merger Agreement.”

12. The first sentence of the third paragraph under the subheading “The Merger Agreement” of Section 11 “The Merger Agreement; Other Agreements” is hereby deleted in its entirety and replaced with the following:

“Accordingly, the representations and warranties contained in the Merger Agreement and summarized in this Section 11 should not be relied on by any persons as characterizations of the actual state of facts and circumstances of the Company at the time they were made.”

13. The second sentence of the first paragraph under the subheading “Principal Terms of the Offer” of Section 11 “The Merger Agreement; Other Agreements” is hereby deleted in its entirety and replaced with the following:

“Subject to the satisfaction of the Minimum Condition and the satisfaction (or waiver by Parent) of the other Offer Conditions, the Merger Agreement provides that Purchaser will, and Parent will cause Purchaser to, irrevocably accept for payment and pay for all Shares validly tendered (and not validly withdrawn) pursuant to the Offer promptly after the Offer Acceptance Time (as defined below).”

14. The subparagraph “Effect of Termination” of Section 11 “The Merger Agreement; Other Agreements” is hereby deleted in its entirety and replaced with the following:

“If the Merger Agreement is terminated, it will be of no further force or effect and there will be no liability or obligation on the part of Parent, Purchaser or the Company or their respective directors, officers and affiliates following any such termination, except that (i) certain specified provisions of the Merger Agreement, as well as the confidentiality agreement between of Parent and the Company (as described below), will survive such termination, including the provisions described in “— Company Termination Fee” below, (ii) if the Offer is not closed and the Merger Agreement is terminated for any reason other than a Change in Recommendation Termination, a Superior Offer Termination or a Company Breach Termination, then Parent will reimburse the Company for certain withholding tax payments actually paid by the Company to the relevant tax authorities in connection with certain actions taken to mitigate excise tax payments and (iii) no such termination will relieve any party from liability for common law fraud or any willful breach of the Merger Agreement prior to such termination.”

Conditions to the Offer

15. The second paragraph of Section 15 “Conditions to the Offer” is hereby deleted in its entirety and replaced with the following:

“The Offer is not subject to any financing condition. Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer) (the “Payment Rules”), to pay for any Shares tendered pursuant to the Offer and may delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC, the payment for, any tendered Shares, and (subject to the provisions of the Merger Agreement) may (a) terminate the Offer and not accept for payment any tendered Shares (i) if the Merger Agreement has been terminated in accordance with its terms prior to one minute past 11:59 p.m. Eastern Time on any scheduled Expiration Date (as it may be extended or subject to any requirements to extend) and (ii) at any scheduled Expiration Date (as it may be extended or subject to any requirements to extend), or (b) amend the Offer as otherwise permitted by the Merger Agreement if (i) at one minute past 11:59 p.m. Eastern Time on any scheduled Expiration Date (as it may be extended or subject to any requirements to extend) the Minimum Condition has not been satisfied, or (ii) any of the following other conditions shall not be satisfied or (to the extent permitted by applicable law) waived:”

16. The fifth bullet point of the second paragraph under Section 15 “Conditions of the Offer” is hereby deleted in its entirety and replaced with the following:

“ the Merger Agreement not having been terminated in accordance with its terms prior to one minute past 11:59 p.m. Eastern Time on any scheduled Expiration Date (as it may be extended or subject to any requirements to extend);”

17. Subclause (2) of the sixth bullet point of the second paragraph under Section 15 “Conditions to the Offer” is hereby deleted in its entirety and replaced with the following:

“(2) each of the representations and warranties of the Company as set forth in the first sentence of Section 3.5 (Absence of Changes) shall have been accurate as of the date of the Merger Agreement and shall be accurate at and as of the Offer Acceptance Time as if made on and as of such time (it being understood that the accuracy of those representations or warranties that address matters only as of a specific date shall be measured only as of such date),”

18. Subclause (4)(A) of the sixth bullet point of the second paragraph under Section 15 “Conditions to the Offer” is hereby deleted in its entirety and replaced with the following:

“(A) all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded (except where the term material is part of a defined term under the Merger Agreement and the use of such defined term therein)”

19. The first sentence of the penultimate paragraph of Section 15 “Conditions to the Offer” is hereby deleted in its entirety and replaced with the following:

“The foregoing conditions are for the sole benefit of Parent and Purchaser and, except for the Minimum Condition (which may only be waived with the prior written consent of the Company), may be waived by Parent or Purchaser in whole or in part at any time and from time to time, in each case prior to the Offer Expiration Time, and in the sole discretion of Parent or Purchaser, subject in each case to the terms of the Merger Agreement and applicable law.”

Certain Legal Matters; Regulatory Approvals

20. Section 16 — “Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by adding the following to the end of such Section:

“Legal Proceedings Relating to the Tender Offer. On January 3, 2020, Michael Kent, a purported stockholder of the Company, filed a putative class action lawsuit in the United States District Court for the District of Delaware captioned Michael Kent, et. al v. Synthorx, Inc., et. al, Case No. 1:20-cv-00010-UNA (the “Kent Action”). The Kent Action names the Company, members of the Company Board, Parent and Purchaser as defendants. The Kent Action alleges, among other things, that the defendants violated Sections 14(e), 14(d) and 20(a) of the Exchange Act by omitting certain material facts related to the transactions described in the Schedule 14D-9 filed by the Company. As relief, the Kent Action seeks, among other things, to enjoin the defendants from proceeding with, consummating or closing the Offer and the Merger, rescissory damages should the Merger not be enjoined, and an award of attorneys’ and experts’ fees. The defendants believe that the allegations in the suit are without merit. If additional similar complaints are filed, absent new or different allegations that are material, Parent will not necessarily announce such additional filings.”

Miscellaneous

21. The first paragraph in Section 19 “Miscellaneous” is hereby deleted in its entirety and replaced with the following:

“The Offer is being made to all holders of Shares. We are not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would be prohibited by securities, “blue sky” or other valid laws of such jurisdiction. If we become aware of any U.S. state in which the making of the Offer or the acceptance of Shares pursuant thereto would not be in compliance with an administrative or judicial action taken pursuant to a U.S. state statute, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.”

Letter of Transmittal

22. In Exhibit (a)(1)(B), the Letter of Transmittal, the fifth paragraph following the cover page which begins with “This tender offer is not being made to” is hereby deleted in its entirety and replaced with the following:

“The Offer is being made to all holders of Shares. We are not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would be prohibited by securities, “blue sky” or other valid laws of such jurisdiction. If we become aware of any U.S. state in which the making of the Offer or the acceptance of Shares pursuant thereto would not be in compliance with an administrative or judicial action taken pursuant to a U.S. state statute, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.”

23. In Exhibit (a)(1)(B), the Letter of Transmittal, the last paragraph of the section entitled “2. Delivery of Letter of Transmittal and Certificates or Book-Entry Confirmations.” is hereby deleted in its entirety and replaced with the following:

“All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, which determination shall be final and binding on all parties, to the fullest extent permitted by law, subject to the rights of holders of Shares to challenge such determination with respect to their Shares in a court of competent jurisdiction.”

24. The final sentence of the above-referenced paragraph is hereby deleted in its entirety and replaced with the following:

“Our interpretation of the terms and conditions of the Offer (including this Letter of Transmittal and the instructions hereto) will be final and binding, subject to applicable law as applied by a court of competent jurisdiction, the terms of the Merger Agreement and the rights of holders of Shares to challenge such interpretation with respect to their Shares in a court of competent jurisdiction.”

Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

25. In Exhibit (a)(1)(E), the “Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees”, the second to last paragraph of the letter, which begins with “The Offer is not being made to,”, is hereby amended and restated in its entirety to read as follows:

“The Offer is being made to all holders of Shares. We are not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would be prohibited by securities, “blue sky” or other valid laws of such jurisdiction. If we become aware of any U.S. state in which the making of the Offer or the acceptance of Shares pursuant thereto would not be in compliance with an administrative or judicial action taken pursuant to a U.S. state statute, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 7, 2020

Thunder Acquisition Corp.

By:	/s/ John Reed
	Name:	John Reed
	Title:	President

Sanofi

By:	/s/ Karen Linehan
	Name:	Karen Linehan
	Title:	Executive Vice President Legal Affairs and General Counsel

Aventis Inc.

By:	/s/ Chan H. Lee
	Name:	Chan H. Lee
	Title:	Vice President